UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 4, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Skyterra Communications, Inc.

File No. 5-36742 - CF#24620

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       Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., Sol Private Corp., Harbinger Capital Partners Special Situations GP, L.L.C., Harbinger Capital Partners LLC, Harbinger Holdings, LLC, and Philip A. Falcone submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from an Exhibit to a Schedule 13E-3 filed on January 21, 2010 relating to their ownership of common shares of Skyterra Communications, Inc.

       Based on representations by Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., Sol Private Corp., Harbinger Capital Partners Special Situations GP, L.L.C., Harbinger Capital Partners LLC, Harbinger Holdings, LLC, and Philip A. Falcone that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

       Exhibit (c)(5)   through February 16, 2012

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

       Michele Anderson
       Chief, Office of Mergers & Acquisitions